UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

April 12, 2019

(Date of Report (Date of earliest event reported))

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2546939
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisition

Acquisition of Senior Mortgage Loan – 1551 South Orange Grove, LLC

On April 12, 2019, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $3,000,000, (the “SOG Senior Loan”). The Borrower, 1551 South Orange Grove, LLC, a California limited liability company (“SOG”), used the loan proceeds to acquire approximately 13,800 square feet of land located at 1551 – 1557 S. Orange Grove Avenue, Los Angeles, CA 90004 (the “SOG Property”). SOG intends to apply for by-right entitlements and obtain permits to construct approximately 31 apartment units on the site.

SOG is managed by the principals of The Ketter Group and The Lion Property Group (the “Sponsors”). To date, the Ketter Group has acquired, entitled and constructed approximately 60 projects valued at approximately $650 million.

The SOG Property is composed of two parcels, each of which is improved with a single-family home.

On the original closing date of the SOG Senior Loan, SOG was capitalized with approximately $1,263,000 of equity capital from the Sponsors.

The SOG Senior Loan bears an interest rate of 9.9% per annum, with an amount equal to 9.9% per annum paid current on a monthly basis through the maturity date, October 12, 2020 (the “SOG Maturity Date”). Interest will be paid interest-only over the term of the loan. In addition, an affiliate of our Manager earned an origination fee of approximately 1.5% of the SOG Senior Loan amount, paid directly by SOG.

SOG has the ability to extend the SOG Maturity Date for one, six-month period. To exercise the extension option, all interest must be paid and SOG will be required to pay an extension fee of 1.0% of the funding provided. During the extension period, the interest rate will increase to 10.9%.

The Sponsors have provided customary springing and carve-out guarantees.

As of its closing date, the SOG Senior Loan’s loan-to-purchase-price ratio, or the LTPP ratio, was approximately 72.3%. The LTPP ratio is the amount of the SOG Senior Loan divided by the land purchase price. As of its closing date, the SOG Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 72.3%. The LTV ratio is the amount of the SOG Senior Loan divided by the April 2019, third-party appraised value of the SOG Property. There can be no assurance that such value is correct.

The SOG Property is located in the Mid-City neighborhood of Los Angeles, CA. The SOG Property is approximately 9 miles west of Downtown Los Angeles and is within close proximity to parks, shops, restaurants and the employment centers in Culver City, Miracle Mile and Hollywood.

As the SOG Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated August 10, 2018, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov.  Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: April 18, 2019